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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

PROCESSED

MAR 3 1 2005

FINANCIAL

SEC FILE NUMBER
8-44768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

ABG Sundal Collier, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 17th Floor
                (No. and Street)

New York   NY   10022
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Douglas Miller   (212) 605-3827
                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                (Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 3 1 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02



ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Andrew Stuttaford, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ABG Sundal Collier, Inc., for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Andrew Stuttaford
President

February 22, 2005

Date

Subscribed and sworn to before me,

On this 22nd day of February 2005

Notary Public

ANDY HUI
Notary Public, State of New York
No. 31-4990413
Qualified in New York County
Certificate filed in Kings County
Commission Expires Dec. 30, 2005





ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)
(SEC I.D. No. 8-44768)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
ABG Sundal Collier, Inc.:

We have audited the accompanying statement of financial condition of ABG Sundal Collier, Inc. (the "Company"), (a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc.), as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of ABG Sundal Collier, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2005

ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,348,266
RECEIVABLES:	
Clearing broker	174,013
Affiliates	709,176
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Net of accumulated depreciation and amortization of $544,214)	234,350
DEFERRED TAX ASSET, NET	185,612
INCOME TAX RECEIVABLE	285,266
OTHER ASSETS	434,888
TOTAL ASSETS	$ 10,371,571

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued bonuses	3,448,534
Accrued expenses and other liabilities	221,988
Total Liabilities	3,670,522
STOCKHOLDER'S EQUITY	
Common stock, $.01 par value; 1,000 shares authorized; 500 shares issued and outstanding	5
Additional Paid in Capital	2,951,463
Retained earnings	3,749,581
Total Stockholder's equity	6,701,049
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 10,371,571

See notes to statement of financial condition.

ABG SUNDAL COLLIER, INC.
(A Wholly-Owned Subsidiary of ABG Sundal Collier Holdings, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. **GENERAL**

   ABG Sundal Collier, Inc. (the "Company") is a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc. ("Holdings"). Holdings is wholly owned by ABG Sundal Collier, ASA ("ASA"), a Norwegian broker-dealer of securities. The Company is a registered general securities broker-dealer and is subject to regulations by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

   The Company generates commissions by introducing institutional customer commission business to a clearing broker-dealer on a fully-disclosed basis. Accordingly, the Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with such transactions. The Company has executed a Proprietary Accounts of Introducing Brokers ("PAIB") Agreement with its clearing broker, who takes custody of the funds or securities of the Company's customers. In the event that customers of the Company fail to perform on their obligations, such obligations are the responsibility of the Company.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Receivables from Clearing Broker and Affiliates - The resulting net receivable from trade date transactions not settled as of December 31, 2004 is reflected as receivable from clearing broker in the statement of financial condition.

   Cash and Cash Equivalents - Cash and cash equivalents include cash and time deposit accounts at banks with a maturity of seven days or less.

   Furniture, Equipment and Leasehold Improvements – Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment and five years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or useful life.

   Income Taxes - The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company is a member of a Federal affiliated group of which the Company and Holdings have elected to join in the filing of the group's consolidated income tax return. For financial reporting purposes, the Company's income taxes are reported on a separate company basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

3. PREMISES AND EQUIPMENT

Premises and equipment at December 31, 2004 were as follows:

Furniture	$ 123,072
Computer Equipment	147,430
Telephone Equipment	223,365
Leasehold Improvements	284,696
	778,564
Less accumulated depreciation and amortization	(544,214)
	$ 234,350

The Company is obligated under an operating lease for its office premises, which expires on December 31, 2005.

Future minimum annual lease payments under the noncancellable lease as of December 31, 2004 are approximately as follows:

Year Ending December 31,	Minimum Rent
2005	347,400
	$ 347,400

4. INCOME TAX

The major sources of temporary differences and their deferred income tax effects as of December 31, 2004 were as follows:

	2004
Deferred tax assets:	
Depreciation adjustment	$ 33,317
Bonus paid, amortized for book	236
Net operating loss carryforward	349,490
less: Valuation allowance	(197,431)
Net deferred tax assets	$ 185,612

A valuation allowance of $197,431 was established in prior years for the portion of the federal net operating loss carryforward which may not be utilized due to a prior ownership change. Based upon available evidence, it appears more likely than not that the net deferred tax asset will be realized.

The Company has approximate Federal, State and Local income tax net operating loss carryforwards, which expire as follows:

Year Ending December 31,	Amount
2006	$ 100,400
2007	407,000
2009	109,000
2012	411,500
	$1,027,900

5. RETIREMENT PLAN

The Company has a 401(K) profit sharing plan that covers all full-time employees who have attained the age of twenty-one and who have completed six months of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested.

6. CONCENTRATION OF CREDIT RISK

The Company, as an introducing broker, introduces all institutional customer transactions with and for customers on a fully disclosed basis with the clearing broker, who carries all of the accounts of such customers. These activities may expose the Company to credit risk in the event the customer and/or clearing broker is unable to fulfill its obligations.

The Company maintained cash and money market account balances with financial institutions in excess of Federal insurable limits and is exposed to the credit risk resulting from this concentration of cash.

7. **RELATED PARTY TRANSACTIONS**

The Company as an introducing broker has an agreement with ASA whereby ASA provides the Company with execution, clearance and other brokerage related services on behalf of the Company's customers.

Net commission revenue of $647,032 remains due from ASA as of December 31, 2004.

The Company grants loans to selected officers and employees. At December 31, 2004, total receivables due from employees was $130,035.

8. **NET CAPITAL REQUIREMENTS**

The Company is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the broker-dealer is required to maintain defined minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2004, the Company had net capital, as defined, of $7,127,790, which was $7,034,824 in excess of its required net capital of $92,966. At December 31, 2004, the Company had aggregate indebtedness of $1,394,489. The ratio of aggregate indebtedness to net capital was .20 to 1.

9. **ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS**

SFAS No. 107, *Disclosure About Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value. The fair value of all other financial assets and liabilities is considered to approximate the recorded value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

10. **SUBSEQUENT EVENTS**

In January 2005, the Company changed to Wedbush Morgan Securities, Inc. for its clearing brokerage activities and entered into a new Proprietary Accounts of Introducing Brokers ("PAIB") Agreement. The Company has made all regulatory notifications required in this matter.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2005

ABG Sundal Collier, Inc.
535 Madison Ave., 17th floor
New York, NY 10022

In planning and performing our audit of the financial statements of ABG Sundal Collier, Inc. (the "Company"), (a wholly-owned subsidiary of ABG Sundal Collier Holdings, Inc.), for the year ended December 31, 2004, on which we issued our report dated February 22, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Member of
Deloitte Touche Tohmatsu

ABG Sundal Collier, Inc.
February 22, 2005
Page 2

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP